SOLAR AMERICA CORP.

1135 HOdges Street

lake charles, LA 70601

March 27, 2012

VIA EDGAR

Pamela Long
Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N E

Washington, D.C. 20549

Re:	Solar America Corp. Registration Statement on Form S-1/A (the “Registration Statement”) Filed on March 20, 2012 File No. 333-175148

Dear Ms. Long:

Solar America Corp. (the “Company”) respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it may become effective at 3:00pm Eastern Daylight Time on March 29, 2012. The Company would also appreciate telephone notice of such effectiveness to Joseph M. Lucosky at (732) 395-4400.

In connection with the Company’s request for acceleration of effectiveness of the Registration Statement, the Company acknowledges the following:

(1)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

SOLAR AMERICA CORP.

By:	/s/ Brian Barrilleaux
Name: Brian Barrilleaux
Title: Chief Executive Officer